November 29, 2022

Division of Corporation Finance
Office of Industrial Applications and Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:    CUTERA Inc
Form 10-K for the fiscal year ended December 31, 2021
Filed March 1, 2022
Form 8-K filed February 22, 2022
File No. 000-50644

Ladies and Gentlemen:

Set forth below are the responses of Cutera, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 4, 2022, with respect to the Form 10-K for the fiscal year ended December 31, 2021 and filed with the Commission on March 1, 2022, and Form 8-K filed with the Commission on February 22, 2022, respectively (collectively, the “Filings”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the indicated Filings unless otherwise specified.

Form 8-K filed February 22, 2022

Exhibit 99.1

1.We note your presentation of Adjusted EBITDA excluding the Acne/AviClear Program costs. Please tell us how you determined that the Acne/AviClear Program costs are not normal operating costs and are consistent with Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations. As part of your response, provide us with an explanation of what these costs represent and where the costs are recognized in the Consolidated Statements of Operations.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we have considered Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Our non-GAAP measure is Adjusted EBITDA, which does not exclude the Acne Program costs, as we believe such costs are normal operating costs.

Within the Financial and Operational Highlights sections for each of the Fourth Quarter 2021 and Full Year 2021 of the Form 8-K we included a statement to enhance comparability of the Adjusted EBITDA amounts to those of the prior periods. As disclosed in our filings at the time, we were planning to launch and bring to market an energy-based device for the treatment of acne (subsequently launched and currently marketed under the name AviClear). Consequently, during the year ended December 31,

San Francisco Headquarters    3240 Bayshore Blvd    Brisbane, CA 94005
Phone: 415-657-5500    Fax: 415-330-2444    www.cutera.com

2021, we incurred Acne Program costs. There were no Acne Program costs nor any other similar product launch costs incurred during the year ended December 31, 2020. Consequently, we disclosed the amounts of Acne Program costs incurred during the year and the quarter ended December 31, 2021.

For the benefits of the readers, we also stated what our adjusted EBITDA amounts would have been for those periods excluding Acne program costs (i.e., on a basis comparable to the 2020 amounts). However, we realize now that presenting these amounts could be construed as additional non-GAAP adjustments to our adjusted EBITDA. In our future presentations containing non-GAAP financial information, we will not include the amounts of what Adjusted EBITDA would have been after considering matters affecting comparability between periods.

AviClear Program costs disclosed in the Form 8-K represented our efforts to develop and commercialize our Acne laser device and treatment program. Costs reported in the periods included in the Form 8-K were primarily recorded within Sales and marketing and Research and development within our Consolidated Statements of Operations.

2.We note your reference to several adjustments to arrive at non-GAAP financial measures as non-recurring, such as separation costs and legal and litigation costs. Please revise your disclosures to only characterize those adjustments that have not occurred in multiple periods and/or are not reasonably likely to recur within two years. Refer to Rule 100(b) of Regulation G for guidance.

RESPONSE: In response to the Staff comment, we have considered the guidance in Rule 100(b) of Regulation G and Question 102.03 of the SEC’s Compliance and Disclosure Interpretations on non-GAAP Financial Measures and whether there were similar adjustments reported in the preceding periods or whether it is reasonably likely that these adjustments could recur within the following two years. In future filings, we will no longer characterize separation costs and legal and litigation costs as non-recurring.

We intend to continue to exclude from Adjusted EBITDA restructuring and executive separation charges, as well as legal costs related to a specific litigation with Lutronic Aesthetics. We believe these costs, although they will not be characterized as non-recurring, are also not normal recurring costs necessary to generate revenue and operate business. Below is our proposed revised discussion regarding the nature of these costs that we will include in our future filings:

In this press release, in order to supplement the Company’s condensed consolidated financial statements presented in accordance with Generally Accepted Accounting Principles, or GAAP, management has disclosed certain non-GAAP financial measures for the statement of operations and net income (loss) per diluted share. Non-GAAP adjustments include stock-based compensation, depreciation, amortization, restructuring and executive separation costs, customer relationship management (“CRM”) and enterprise resource planning (“ERP”) system costs, costs related to a specific litigation, as well as the net tax impact of excluding these items. From time to time in the future, there may be other items that we may exclude if the Company believes that doing so is consistent with the goal of providing useful information to investors and management. The Company has provided a reconciliation of each non-GAAP financial measure used in this earnings release to the most directly comparable GAAP financial measure. The Company has not provided a reconciliation of non-GAAP guidance measures to the corresponding measures on a forward-looking basis due to the potential significant variability, limited visibility, unpredictability, or unique nature of the items. Forward-looking non-GAAP measures include adjusted EBITDA. The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, stock-based compensation, restructuring and executive separation

San Francisco Headquarters    3240 Bayshore Blvd    Brisbane, CA 94005
Phone: 415-657-5500    Fax: 415-330-2444    www.cutera.com

costs, customer relationship management and enterprise resource planning system costs, and costs related to a specific litigation.

Restructuring and executive separation costs. We have excluded costs associated with restructuring activities and the separation of our officers and other executives in calculating our non-GAAP operating expenses and non-GAAP Adjusted EBITDA. We have excluded restructuring costs because a restructuring represents a discrete event that signifies a change in our strategy, but its costs are not indicative of the ongoing financial performance of our business. We exclude executive separation costs because executive separations are unpredictable and not part of our business strategy but could have a significant impact on the results of operation.

Certain legal dispute and litigation costs. We have excluded costs incurred related to our litigation against Lutronic Aesthetics, which is not part of our ordinary course of business. Our complaint against Lutronic alleges misappropriation of trade secrets, violation of the Racketeer Influenced and Corrupt Organizations Act (RICO), interference with contractual relations and other claims. We exclude these costs because this litigation is a result of a discrete event that was not part of our business strategy but has a significant effect on the results of operations. Its costs are incidental to and do not reflect the efficiencies and effectiveness of our core operations.

3.We note your presentation of non-GAAP Condensed Consolidated Statements of Operations for each period presented. Please remove this presentation and reconcile each non-GAAP measure used by management separately to the most comparable GAAP measure. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations for guidance.

RESPONSE: In response to the Staff’s comment, in future filings the Company will remove the presentation of non-GAAP condensed consolidated statements of operations. Instead, we will include tables reconciling each non-GAAP measure presented to the most comparable GAAP measure.

4.We note that your non-GAAP tax rate for fiscal year 2021 was only 8.8%, as compared to your GAAP tax rate for fiscal year 2021 was 39.1%. We further note that you recognized three-year cumulative non-GAAP net income versus three-year cumulative GAAP net loss. As such, please tell us how your non-GAAP tax rate is consistent with Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations, which states “current and deferred income tax expense [should be] commensurate with the non-GAAP measure of profitability”.

RESPONSE: The Company respectfully advises the Staff that we believe we have appropriately followed the requirements of Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations. We compute non-GAAP income tax expense based on non-GAAP income (loss) before income taxes, which is calculated by adjusting the GAAP income (loss) before income taxes for the impact of the non-GAAP adjustments. Beginning in 2020, a substantial majority of our income tax expense relates to our profitable international operations. Our federal effective tax rate has been 0% due to our historical losses. As a result, to date, we have recorded a full valuation allowance on our U.S. federal net deferred tax assets. All non-GAAP adjustments relate to our domestic operations and as a result would not have changed our income tax expense.

We acknowledge the Staff comment that as of December 31, 2021, we had a three-year cumulative non-GAAP consolidated net income (as opposed to a net loss). ASC 740-10-30-21 indicates that forming a conclusion that a valuation allowance is not required is difficult when there are cumulative losses in recent years. Although the authoritative literature does not define “recent years,” we understand a three-year

San Francisco Headquarters    3240 Bayshore Blvd    Brisbane, CA 94005
Phone: 415-657-5500    Fax: 415-330-2444    www.cutera.com

convention is often applied in practice, as discussed, for example, in Deloitte’s Income Taxes Roadmap (November 2021 edition), section 5.3.2.1. Consequently, cumulative profits over the same period indicates there is potentially no negative evidence to continue to maintain the valuation allowance. In this regard, we respectfully note that the Company was once again in a cumulative loss before tax position on a non-GAAP basis as of June 30, 2022 and September 30, 2022, and is expected to remain in this position as of December 31, 2022. This is due to a significant increase in spending during 2022 with the launch of AviClear, which has not as yet generated a commensurate increase in revenues. Our non-GAAP loss before taxes was $14.0 million for the nine months ended September 30, 2022, compared to non-GAAP income before taxes of $12.2 million for the nine months ended September 30, 2021. The change in trend in 2022 was anticipated at the time we filed the Form 8-K on February 22, 2022. Accordingly, we did not believe it would be appropriate to incorporate into non-GAAP adjustments the effects of reversal of the valuation allowance.

On a prospective basis, if there are material differences between our non-GAAP and GAAP tax rate, we will provide an explanation of these differences in future filings.

5.Please include a reconciliation of Adjusted EBITDA for all periods for which the amount is disclosed rather than the most recent period(s). Refer to Item 10(e)(1)(i)(b) of Regulation S-K for guidance.

RESPONSE: In response to the Staff’s comment, in future filings the Company will expand its disclosure to include reconciliations of Adjusted EBITDA for all periods for which the amount is disclosed.

* * * * *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned at (415) 657-5507.

Very truly yours,

CUTERA, INC.

By:        /s/ Rohan Seth
Name:     Rohan Seth
Title:        Chief Financial Officer

San Francisco Headquarters    3240 Bayshore Blvd    Brisbane, CA 94005
Phone: 415-657-5500    Fax: 415-330-2444    www.cutera.com